

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 11, 2015

<u>VIA EMAIL</u>
Stephen J. Riney
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

      Re: **Apache Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed February 27, 2015
            Supplemental response dated July 28, 2015
            File No. 001-04300

Dear Mr. Riney:

We have reviewed your July 28, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>2015 Outlook</u>

1.   We note your response to prior comment number 2 from our letter dated June 29, 2015. To the extent that reserve estimates in future filings include undeveloped volumes for which your development plans assume or are dependent on increases in commodity prices, disclose this and indicate the volumes that will not be developed in the event price increases do not occur.

You may contact Wei Lu, at (202) 551-3725, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551- 3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources